FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

1 October 2008

File no. 0-17630

Blocklisting Interim Review

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Blocklisting Interim Review

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an
ris
.

Date:

1
st
 October
 2008

Name of applicant :		CRH plc
Name of scheme:		1990 Share Option Scheme (95/4438d)
Period of return:	From:	31.03.08	To:	30.09.08
Balance of unallotted securities under scheme(s) from previous return:		7,941,745
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		-
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		-
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		7,941,745

Name of contact:	Angela Malone
Telephone number of contact:	00 353 1 6344340

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an
ris
.

Date:

1
st
 October
2008

Name of applicant :		CRH plc
Name of scheme:		1990 U.K. Share Option Scheme (95/4438e)
Period of return:	From:	31.03.08	To:	30.09.08
Balance of unallotted securities under scheme(s) from previous return:		155,026
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		-
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		-
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		155,026

Name of contact:	Angela Malone
Telephone number of contact:	00 353 1 6344340

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an
ris
.

Date:

1
st
 October
2008

Name of applicant :		CRH plc
Name of scheme:		2000 Share Option Scheme (RA/CRHplc/00024)
Period of return:	From:	31.03.08	To:	30.09.08
Balance of unallotted securities under scheme(s) from previous return:		17,628,586
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		-
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		-
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		17,628,586

Name of contact:	Angela Malone
Telephone number of contact:	00 353 1 6344340

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an
ris
.

Date:

1
st
 October
2008

Name of applicant :		CRH plc
Name of scheme:		2000 Share Option Scheme ( United Kingdom ) (RA/CRHplc/00023)
Period of return:	From:	31.03.08	To:	30.09.08
Balance of unallotted securities under scheme(s) from previous return:		610,474
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		-
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		-
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		610,474

Name of contact:	Angela Malone
Telephone number of contact:	00 353 1 6344340

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an
ris
.

Date:

1
st
 October
2008

Name of applicant :		CRH plc
Name of scheme:		2000 Saving Related Share Option Scheme ( Republic of Ireland ) (RA/CRHplc/00024)
Period of return:	From:	31.03.08	To:	30.09.08
Balance of unallotted securities under scheme(s) from previous return:		325,317
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		-
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		-
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		325,317

Name of contact:	Angela Malone
Telephone number of contact:	00 353 1 6344340

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an
ris
.

Date
:

1
st
 October
2008

Name of applicant :		CRH plc
Name of scheme:		2000 Saving Related Share Option Scheme ( United Kingdom ) (RA/CRHplc/00020)
Period of return:	From:	31.03.09	To:	30.09.08
Balance of unallotted securities under scheme(s) from previous return:		103,532
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		-
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		-
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		103,532

Name of contact:	Angela Malone
Telephone number of contact:	00 353 1 6344340

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date: 1 October 2008

                                                    By: ___/s/ M. Lee___

M. Lee
                                                        Finance Director